Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

Set forth below is a press release of Lexington Technology Group, Inc., dated June 24, 2013, announcing that Bascom Research filed a patent infringement suit against Salesforce.com.

Bascom Research Files Patent Infringement Suit Against Salesforce.com

* * *

Salesforce.com is added to ongoing litigation with Facebook, LinkedIn, and Novell

McLean, VA, June 24 2013 – Lexington Technology Group (LTG), an intellectual property management firm, announced today that its wholly owned subsidiary, Bascom Research, expanded its patent enforcement activities by filing a lawsuit against Salesforce.com in the Northern District of California.

Document Security Systems, Inc. (NYSE MKT: DSS) received shareholder approval on June 20th, 2013, authorizing DSS to merge with LTG. DSS is a leader in anti-counterfeit and authentication technologies. LTG will be a wholly-owned subsidiary of DSS following completion of the merger, which is anticipated to close on or about July 1st, 2013.

Bascom Research is a software development company focused on building solutions for the management of complex and distributed data in healthcare and other fields. The company owns patents that are instrumental to social networking and aspects of enterprise networking. In 2012, Bascom Research brought claims for patent infringement against five defendants. To date, Bascom Research has entered into a settlement agreements with two of the five original defendants in the litigation for effective royalty rates of 4% and 5% of infringing use. In addition to the newly-filed case against Salesforce.com, Bascom remains in litigation with Facebook, Inc., LinkedIn Corp, and Novell Corp in the Northern District of California. A Markman hearing for the cases against Facebook, Inc., LinkedIn Corp, and Novell Corp is scheduled to be heard on October 2nd, 2013.

The patents currently asserted in the Salesforce.com case are:

•	U.S. Patent No. 7,111,232 (“the ‘232 Patent”), entitled Method and system for making document objects available to users of a network
•	U.S. Patent No. 7,139,974 (“the ‘974 Patent”), entitled Framework For Managing Document Objects Stored On A Network
•	U.S. Patent No. 7,158,971 (“the ‘971 Patent”), entitled Method For Searching Document Objects On A Network

About Lexington Technology Group

Lexington Technology Group is an intellectual property management firm that invests business experience, legal expertise and capital to monetize pioneering inventions. LTG’s goal is to identify and capitalize on opportunities for return, while rewarding highly qualified innovators. The firm typically engages with companies that have identified important innovations but that may lack the experience, relationships or capital to succeed on their own, and have not been fairly rewarded in the marketplace. LTG’s initiatives contribute to an intellectual property market that enables innovators to benefit from their discoveries and investors to profit from prudent risk. LTG’s management team is comprised of experienced patent managers and strategists that have collectively generated over $1 billion in licenses, settlements and damages awards to date. www.lex-tg.com

LTG Contact:	DSS Contact
Bruce Berman	Peter Salkowski
Brody Berman Associates	Blueshirt Group
bberman@brodyberman.com	peter@blueshirtgroup.com
212.683.8125	415.489.2184

Important Additional Information Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS or Lexington. In connection with the proposed merger of DSS and Lexington, DSS filed a definitive proxy statement/prospectus with the SEC which was declared effective by the SEC and disseminated to DSS’s shareholders. The merger was approved at a Special Meeting of Stockholders held on June 20, 2013. The definitive proxy statement/prospectus contains important information about DSS, Merger Sub, Lexington, and the merger transaction.

Information regarding DSS’s current directors and executive officers is contained in DSS’s Form 10-K/A filed with the SEC on April 26, 2013. Information regarding the proposed directors and officers of the combined company is available in the definitive proxy statement/prospectus that was filed by DSS with the SEC.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between DSS and LTG; the expected timetable for completing the transaction; the potential value created by the proposed Merger for DSS’s and LTG’s; the potential of the combined companies’ technology platform; DSS’s ability to raise capital to fund its combined operations and business plan; the continued listing of DSS's securities on the NYSE MKT Exchange; market acceptance of DSS products and services; DSS’s collective ability to maintain or protect its intellectual property rights through litigation or otherwise; LTG’s limited operating history; competition from other industry competitors with greater market presence and financial resources than those of DSS’s; DSS’s ability to license and monetize the patents owned by LTG; potential new legislation or regulation related to enforcing patents; the complexity and costly nature of acquiring patent or other intellectual property assets; the combined company’s management and board of directors; and any other statements about DSS’s or LTG’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that DSS and LTG may not be able to complete the proposed merger transaction; the inability to realize the potential value created by the proposed merger for DSS’s and LTG’s stockholders; the inability to raise capital to fund combined operations ; DSS’s inability to maintain the listing of its securities on the NYSE MKT Exchange; the potential lack of market acceptance of DSS’s products and services; DSS’s inability to protect its intellectual property rights through litigation or otherwise; competition from other industry competitors with greater market presence and financial resources than those of DSS’s; DSS’s inability to license and monetize the patents owned by LTG; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC, as well as the other filings that DSS makes with the SEC.